Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

January 11, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

an Group plc
January 2007

thena Guaranteed Futures Ltd Net Asset Value

at the close of business on 31 December 2006, the Net Asset Value of Athena Guaranteed Futures
was US$92.43.

ck Record: From inception on 20 December 1990

	Key Statistics
Last month	+2.95%
Last 12 months	+6.0%
Annualised return since inception	+14.8%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Section 328 Companies Act 1985 (Disclosure Rule 3.1.4R(1)(b)) that on 9th January 2007 the security interest of the Employee Trust was decreased by 1,190,538 shares for nil consideration. The Employee Trust now has a security interest over 846,438 shares of 3 US cents each in Man Group plc.

Executive Directors of the Company are deemed to be interested in the 846,438 shares over which the Employee Trust holds a security interest.

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b) that on 9th January, 2007, Mrs Alison Carnwath, Non-Executive Director of the Company, acquired 3,108 shares of 3 US cents each in Man Group plc at a price of 518.48 pence per share through her participation in the Company's Dividend Reinvestment Plan. Following this transaction Mrs Carnwath is deemed to be interested in 426,546 shares representing approximately 0.023% of the Company's issued share capital.

Press Release

Man Group plc

11 January 2007

Quarterly Funds Under Management Statement

Man Group plc makes the following Funds Under Management Statement for the third quarter of its financial year ending 31 March 2007.

Funds under management at today's date are estimated to be over $60 billion, up from $56.8 billion at 30 September 2006. Sales in the three months to 31 December 2006 totaled $2.5 billion of which Man's global launch, Man MGS Access Ltd, accounted for $0.3 billion. Joint venture sales accounted for $0.5 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $1.0 billion. Institutional sales in the quarter were $0.7 billion. Performance added $2 billion and currency translation impacts and other adjustments added $0.3 billion. The split of funds under management is private investor over $36.5 billion (30 September 2006: $34.6 billion) and institutional over $23.5 billion (30 September 2006: $22.2 billion). Redemptions totaled $1.1 billion, of which private investor were $0.7 billion. The most recent global launch raised $365 million in its multiple offerings but will not start trading until late January - it is therefore not included in the figures for this period.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York.
Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462